SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    Report on Form 6-K dated January 26, 2006

                           Commission File No. 1-14838
                              ____________________
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)
                              ____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated January 26, 2006 announcing that Rhodia has used 424 million euros from its 604 million rights issue in 2005 to complete the early redemption of part of its 2010 Senior Notes and 2011 Senior Subordinated Notes.

                                                                   PRESS RELEASE

                    RHODIA COMPLETES PARTIAL EARLY REDEMPTION

                                OF HIGH COST DEBT

Paris, January 26, 2006 ----- As announced November 22, Rhodia confirms that it has used (euro)424 million from its (euro)604 million rights issue in 2005 to complete the early redemption of part of its 2010 Senior Notes, issued in 2004 and 2011 Senior Subordinated Notes, issued in 2003.

    - The maximum amount authorized of 35% of the face value of the company's 10.25% Dollar-Denominated Senior Notes and 10.50% Euro-Denominated Senior Notes, both due in 2010;

    - 21.6% of the face value of the company's 8.875% Dollar-Denominated Senior Subordinated Notes and 9.25% Euro-Denominated Senior Subordinated Notes, both due in 2011.

This partial redemption of high cost debt allows Rhodia to reduce by approximately (euro)38 million its annual interest costs.

You can read this press release on Rhodia's corporate website at www.rhodia.com

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.3 billion ($6.9 billion) in 2004 and employs 20,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
---------------
Lucia Dumas                     33-1 53 56 64 84
Anne-Laurence de Villepin       33-1 53 56 64 04

Investor Relations
------------------
James Palmer                    33-1 53 56 64 89

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 26, 2006                          RHODIA

                                         By:    /s/ JEAN-PIERRE LABROUE
                                                -----------------------
                                         Name:  Jean-Pierre Labroue
                                         Title: General Counsel